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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               SCHEDULE 14D-9/A-1
                                 (RULE 14d-101)
                                 AMENDMENT NO. 1

                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                            LITTLE SWITZERLAND, INC.
                            ------------------------
                            (Name of Subject Company)

                            LITTLE SWITZERLAND, INC.
                        ---------------------------------
                       (Names of Person Filing Statement)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                  537528-10-1
                      -------------------------------------
                      (CUSIP Number of Class of Securities)

                                Richard E. Sasso
                         Member of the Special Committee
                            of the Board of Directors
                          c/o Gregory P. Williams, Esq.
                         Richards, Layton & Finger, P.A.
                                One Rodney Square
                                920 North Street
                           Wilmington, Delaware 19801
       -------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person Filing Statement)

                                 With a copy to:

                              Jack P. Jackson, Esq.
                               Proskauer Rose LLP
                                  1585 Broadway
                          New York, New York 10036-8299

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ITEM 1.   SUBJECT COMPANY INFORMATION.

     The name of the subject company is Little Switzerland, Inc., a Delaware corporation (the "Company"), the address of the principal executive offices of the Company is 161-B Crown Bay, St. Thomas, U.S.V.I. 00802 and its phone number at its principal executive offices is (340) 776-2010.

     The title of the class of equity securities to which this Schedule 14D-9 Solicitation/Recommendation Statement (this "Schedule 14D-9") relates is the common stock, par value $.01 per share, of the Company (the "Shares" or the "Common Stock"). As of August 16, 2002, there were approximately 16,721,972 Shares issued and outstanding and 1,524,500 Shares reserved for issuance pursuant to options outstanding on such date under the Company's option plans.

ITEM 2.   IDENTITY AND BACKGROUND OF FILING PERSON.

     This Schedule 14D-9 is being filed by the subject company, Little Switzerland, Inc. The contact information for the Company is listed in Item 1 above and is incorporated herein by reference.

     This Schedule 14D-9 relates to the tender offer by TSAC Corp. (the "Purchaser"), an indirect, wholly owned subsidiary of Tiffany & Co. ("Tiffany"), to purchase all of the outstanding Shares (the "Publicly Held Shares") which are not currently owned by the Purchaser, Tiffany or its wholly owned subsidiary, Tiffany & Co. International ("Tiffany International"), or Seymour Holtzman, Jewelcor Management, Inc. and certain other affiliates of Seymour Holtzman (collectively, the "Holtzmans"), at a purchase price of $2.40 per Share (the "Offer Price"), net to the seller in cash, without interest thereon, less applicable withholding taxes, if any, and upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 15, 2002 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer"). The Purchaser, Tiffany and Tiffany International may sometimes be collectively referred to in this Schedule 14D-9 as "Tiffany." On August 12, 2002, Tiffany announced that the Purchaser had entered into a stock purchase agreement (the "Stock Purchase Agreement") with the Holtzmans to purchase their Shares, representing approximately 12% of the outstanding Shares, for $2.40 per share in cash. The Purchaser filed a Schedule TO Tender Offer Statement (the "Schedule TO") with the Securities and Exchange Commission (the "Commission") on August 15, 2002, which includes the Offer to Purchase as an exhibit. The Offer to Purchase is incorporated herein by reference.

     The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn a sufficient number of Shares which, together with Shares owned by Tiffany and the Holtzmans, equal at least 90% of the outstanding Shares on a fully-diluted basis on the expiration date of the Offer (the "Minimum Condition"). The Offer to Purchase provides that the Purchaser may waive or reduce the Minimum Condition but that the Purchaser has no expectation that it will exercise such right. Based on the Schedule TO, as of August 15, 2002, Tiffany and its subsidiaries owned in the aggregate 7,410,000 Shares, representing approximately 45% of the issued and outstanding Shares. Assuming that no outstanding Company stock options are

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exercised after August 15, 2002, approximately 7,100,000 of the fully-diluted
Publicly Held Shares must be tendered in order to satisfy the Minimum Condition.

     The Offer is also conditioned upon there being validly tendered and not withdrawn at least a majority of the outstanding Shares, excluding Shares beneficially owned by Tiffany or the Holtzmans, on the expiration date of the Offer (the "Majority of the Minority Condition"). The Offer to Purchase provides that in no event will the Purchaser waive or reduce the Majority of the Minority Condition. Assuming that no outstanding Company stock options are exercised after August 15, 2002, approximately 3,800,000 Publicly Held Shares must be tendered in order to satisfy the Majority of the Minority Condition.

     The Schedule TO states that if the Minimum Condition and the Majority of the Minority Condition are both satisfied, Tiffany will own at least 90% of the Company's outstanding Shares and intends, promptly following the closing of the Offer, to contribute all shares not held by Purchaser at the closing of the Offer to the Purchaser. Tiffany and Tiffany International would then cause the Purchaser to merge with and into the Company (the "Merger") making the Company a wholly owned subsidiary of Tiffany International. In the Merger, Shares that are not purchased in the Offer would be automatically exchanged for an amount in cash per share equal to the Offer Price. In such event, stockholders of the Company who have not tendered their Shares in the Offer would not be entitled to vote in the Merger, but would be entitled to certain dissenters' rights under Delaware law, as discussed below.

     Unless otherwise noted herein, all information contained in this Schedule 14D-9 or incorporated herein by reference concerning (i) the Purchaser, Tiffany, Tiffany International or their affiliates (other than the Company), and (ii) the Holtzmans, or actions or events with respect to any of them, was obtained from reports or statements filed by Tiffany with the Commission, including, without limitation, the Schedule TO, and the Company takes no responsibility for such information.

     The Purchaser's principal executive offices, as set forth on its Schedule TO, are located at 600 Madison Avenue, New York, New York, 10022 and its business phone is (212) 755-8000.

ITEM 3.   PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     CERTAIN ARRANGEMENTS AND AGREEMENTS BETWEEN THE COMPANY AND ITS EXECUTIVE OFFICERS, DIRECTORS AND AFFILIATES. Certain agreements, arrangements or understandings between the Company and its executive officers, directors and affiliates are described in the Company's Annual Report for its fiscal year ended May 25, 2002 (the "2002 Annual Report"), under the following headings:
"Directors and Executive Officers of the Registrant," "Executive Compensation," "Security Ownership of Certain Beneficial Owners and Management" and "Certain Relationships and Related Transactions." The 2002 Annual Report is incorporated by reference in this Schedule 14D-9 as Exhibit (a)(1) and these sections are incorporated herein by reference.

     On August 19, 2002, the board of directors of the Company reconstituted a special committee of independent directors to consist solely of Richard Sasso (the "Special Committee" or the "Committee") to review and evaluate the Offer and determine the Company's position

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with respect to whether holders of Shares should tender their Shares, review and evaluate any other strategic alternatives available to the Company and conduct discussions with Tiffany with respect to the terms and conditions of the Offer if the Special Committee determines to do so. Mr. Sasso joined the Board of Directors of the Company in March 2002, having been employed as President of Celebrity Cruises from 1995 to 2001 and having served in other executive capacities in the cruise industry prior thereto. Pursuant to a consulting agreement, dated as of March 15, 2002, between the Company and Mr. Sasso, Mr. Sasso will receive annually the number of shares equal to $20,000 divided by the average closing price of the Shares for the 20 trading days immediately preceding the fiscal year end date. In addition, the Company may request that Mr. Sasso provide certain consulting services to the Company, including consulting services in the form of special projects. As consideration for such services, the Company and Mr. Sasso are required to negotiate in good faith as to the compensation for such services; provided that, unless the parties otherwise agree, the Company will pay Mr. Sasso a minimum of $1,000 per day for any such additional services. The Company intends to compensate Mr. Sasso for his service on the Special Committee. No agreement has been reached between the Company and Mr. Sasso as to the amount of such compensation.

     CERTAIN ARRANGEMENTS AND AGREEMENTS BETWEEN THE COMPANY AND TIFFANY AND ITS AFFILIATES. Certain arrangements and agreements between the Company and Tiffany and its affiliates relating to the Company's operations and Tiffany's investment in the Company in May 2001 are described in the Schedule TO under the following headings: "Certain Related Party Transactions," "Operating Agreements" and "Agreements Relating to Tiffany's Initial Investment in Little Switzerland." The Schedule TO is incorporated by reference in this Schedule 14D-9 as Exhibit (a)(2) and these sections are incorporated herein by reference.

     INTERESTS OF CERTAIN PERSONS IN THE OFFER AND THE MERGER. Certain directors and the executive officers of the Company have actual or potential conflicts of interest in connection with the Offer, as summarized herein.

     Two members of the Company's board of directors, Messrs. James E. Quinn and Patrick B. Dorsey, are also officers and/or directors of Tiffany and certain of its affiliates. In addition, Seymour Holtzman, a director of the Company, and certain of his affiliates have executed the Stock Purchase Agreement to sell their Shares to Tiffany at the Offer Price. Robert L. Baumgardner, a director and the Chief Executive Officer of the Company, was formerly a senior manager of Tiffany, and, as more particularly described in the 2002 Annual Report, is a party to an employment agreement with the Company through August 24, 2004; if the Offer is consummated, it is expected that Mr. Baumgardner will become a full-time employee of a wholly owned subsidiary of Tiffany (i.e., the Company).

     Officers and directors of the Company who own Shares and tender such Shares will receive the Offer Price on the same terms as set forth in the Offer to Purchase. As of August 16, 2002, the members of the board of directors and executive officers of the Company owned, in the aggregate, approximately 1,759,937 Shares, including Shares beneficially owned by Seymour Holtzman. (See the 2002 Annual Report for information regarding the stock ownership of the officers and directors of the Company.) If the Offer and the Merger are consummated, all the members of the board of directors (other than Seymour Holtzman) and all executive officers would receive an aggregate of $4,223,849 in exchange for their Shares.

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     In addition, as of August 16, 2002, the directors and executive officers of the Company held options to acquire an aggregate of 1,315,500 Shares, of which 100,000 are held by Jewelcor Management, Inc., an affiliate of Seymour Holtzman. Such Shares are exercisable pursuant to options issued under the Company's stock option plans and through stand-alone grants and have exercise prices ranging from $0.44 to $1.84 per Share. According to the Schedule TO, as amended on August 29, 2002, in the event of the Merger, holders of options (other than the Holtzmans) will receive notice and will have the opportunity to exercise their options prior to the consummation of the Merger in accordance with the terms of their respective option agreements. Any options that are unexercised at the time of the Merger will be cancelled in accordance with their respective terms..

     The positions and equity interests discussed above present the directors other than Richard Sasso with actual or potential conflicts of interest in determining whether to recommend that the Public Stockholders tender their Shares in the Offer. The Special Committee was aware of these actual and potential conflicts of interest and considered them along with the other matters described below in "Item 4: The Solicitation or Recommendation -- Factors Considered by the Special Committee."

     Except as discussed herein (including in the Exhibits hereto) or incorporated herein by reference, to the Company's knowledge, as of the date hereof there are no material agreements, arrangements or understandings, and no actual or potential conflicts of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates, or (ii) Tiffany, Tiffany International or the Purchaser or any of their respective executive officers, directors or affiliates.

ITEM 4.   THE SOLICITATION OR RECOMMENDATION.

     As a result of the conflicts of interest due to current or past affiliations between the members of the Company's board of directors (other than the sole member of the Special Committee) and Tiffany or the Holtzmans, the board of directors of the Company delegated to the Special Committee the authority to consider and make a recommendation regarding the Offer to the holders of Shares other than Tiffany, Tiffany International, the Purchaser, the Holtzmans and their affiliates (the "Public Stockholders").

     The Special Committee has determined, on behalf of the Company, after taking into account all of the factors described below, that the Offer is fair to, and tendering into the Offer is in the best interests of, the Public Stockholders. Accordingly, the Special Committee recommends, on behalf of the Company, that the Public Stockholders accept the Offer and tender their Shares pursuant to the Offer.

     INTENT TO TENDER. To the knowledge of the Company, as of the date hereof, all of its executive officers and directors presently intend to tender, pursuant to the Offer, all Shares that are held of record or beneficially owned by that person.

     BACKGROUND OF THE OFFER. As stated in the Offer to Purchase, the purpose of the Offer and the Merger is for Tiffany to acquire those Shares not already owned by Tiffany and its

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affiliates. Following the closing of the Offer and the Merger, Tiffany intends to operate the Company as a wholly owned subsidiary. The discussion contained in the Schedule TO entitled "Background of the Offer" contains additional information regarding the Offer and is hereby incorporated by reference.

     On August 12, 2002, Tiffany announced that it had entered into the Stock Purchase Agreement with the Holtzmans and that it would make a tender offer for all of the outstanding Publicly Held Shares at $2.40 per Share in cash.

     On August 13, 2002, the board of directors of the Company met telephonically and resolved to form the Special Committee, initially consisting of Richard Sasso and Robert L. Baumgardner. The Special Committee was authorized and directed to prepare the Company's Solicitation/Recommendation Statement on
Schedule 14D-9 to the Public Stockholders regarding the Offer. The Company's board of directors also authorized the Special Committee to retain its own counsel and financial advisor. Later in the day, the Special Committee convened a telephonic meeting during which the members addressed organizational matters, including the retention of advisors.

     On August 16, 2002, the Special Committee met and interviewed the representatives of two law firms and decided to retain Richards, Layton & Finger, P.A. of Wilmington, Delaware ("RLF") as its counsel. The Committee also discussed the engagement of an investment banker. The Committee previously had conducted discussions with representatives of Ryan, Beck & Co., LLC ("Ryan, Beck") regarding the possibility of Ryan, Beck serving as financial advisor to the Special Committee. The Special Committee elected to have those discussions with Ryan, Beck based on Ryan, Beck's professional experience, qualifications and familiarity with the Company, resulting in part from the fact that Ryan, Beck had rendered a fairness opinion to the Company's Board of Directors in connection with the sale of 7,410,000 shares of common stock to Tiffany in May 2001 and the extension of a line of credit in an amount equal to $2.5 million to the Company by Tiffany. At its August 16, 2002 meeting, the Special Committee authorized RLF to review the engagement letter proposed by Ryan, Beck and comment thereon.

     The Special Committee next met, via teleconference, on Monday, August 19, 2002. At that meeting, the Special Committee determined that Mr. Baumgardner should not serve as a member of the Committee in light of the fact that he had previously been employed by Tiffany and currently is a full-time employee of the Company and, if the Offer is consummated, is expected to become a full-time employee of a wholly owned subsidiary of Tiffany (i.e., the Company). Accordingly, Mr. Baumgardner resigned from the Special Committee, with Mr. Sasso agreeing to serve as the sole member of the Special Committee. After discussion regarding the qualifications of Ryan, Beck and the terms of Ryan, Beck's engagement, the Special Committee then determined to engage Ryan, Beck as its financial advisor. The Special Committee then discussed with its advisors a letter from Mr. Edward Shapiro to Mr. Baumgardner dated August 6, 2002. That letter inquired whether Mr. Baumgardner would be interested in exploring a cash sale of the Company. The Special Committee authorized Ryan, Beck to contact Mr. Shapiro.

     In this connection, Mr. Baumgardner contacted Mr. Shapiro to follow-up on his letter, to discuss a potential meeting date on which they could discuss the proposal and to express the

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Company's willingness to consider an alternative proposal. In addition, Mr.
Michael J. Kollender of Ryan, Beck contacted Mr. Shapiro on August 19, 2002 regarding his intentions relating to Little Switzerland and the parties that he represents. Mr. Shapiro informed Mr. Kollender that he is a business broker and thought the Company would be an interesting acquisition opportunity for a private equity fund. Mr. Shapiro provided Mr. Kollender with the contact information for a representative of this private equity fund.

     Mr. Kollender attempted to contact such representative that day and ultimately spoke with him on August 20, 2002. The representative explained to Mr. Kollender that Mr. Shapiro did not represent the equity fund but acted only as a business broker targeting companies and attempting to introduce them to potential investors or acquirers. The representative indicated to Mr. Kollender that he had some familiarity with the Company based upon work he had completed relating to another company. The representative stated to Mr. Kollender that, although he thought the combination of the Company with this other similar company might have value, based upon his familiarity with the Company and the current terms of the Offer, including Tiffany's participation, he did not want to pursue any form of alternative transaction with the Company.

     On Thursday, August 22, 2002, the Special Committee met again by telephonic conference with its legal and financial advisors. The Special Committee discussed the information gathered by Ryan, Beck and Ryan, Beck's analysis to date, as well as views expressed by investors in the Company that, for various reasons, the Offer Price should be increased. The Special Committee also discussed the possibility of attempting to convince Tiffany to increase the Offer Price. In addition, Mr. Kollender reported to the Special Committee on a telephone conversation earlier that day between himself and Seymour Holtzman regarding the negotiations between the Holtzmans and Tiffany that led to the Stock Purchase Agreement.

     On Friday, August 23, 2002, the Committee met with its advisors in Ft. Lauderdale, Florida. At that meeting, representatives of Ryan, Beck reviewed Ryan, Beck's information-gathering processes with respect to its assignment, various types of information regarding the Company and Ryan, Beck's analysis of the Offer Price. Ryan, Beck discussed with the Committee the financial analyses and information prepared by Ryan, Beck for the Special Committee in connection with rendering its opinion. The representatives of Ryan, Beck stated at the meeting that Ryan, Beck was prepared to issue its opinion and rendered an oral opinion to the Special Committee and subsequently confirmed this oral opinion by rendering a written opinion (the "Fairness Opinion") dated as of August 23, 2002 (a copy of which is attached as Exhibit (c)(1) to this Schedule 14D-9), that, as of such date, based on and subject to the assumptions, factors, limitations and other considerations set forth in the attached opinion, the Offer Price per share in cash to be received by the holders, other than the holders which are affiliates of the Company, of Shares pursuant to the Offer to Purchase is fair from a financial point of view to such holders. At that meeting, the Special Committee authorized Ryan, Beck to contact Lehman Brothers Inc. ("Lehman Brothers"), financial advisor to Tiffany, to request that Tiffany increase the Offer Price and to discuss whether Tiffany was willing to consider alternative transactions or the investment of additional capital in the Company. On Friday, August 23, 2002, Mr. Kollender of Ryan, Beck discussed those matters with Mr. Scott Mohr of Lehman Brothers.

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     On Monday, August 26, 2002, the Special Committee met telephonically with its legal and financial advisors and discussed Mr. Kollender's conversation with Mr. Mohr and other matters relating to the Offer. Later that same day, the Special Committee held another telephonic meeting wherein Mr. Kollender reported that Mr. Mohr had stated to him in a telephonic conversation held that day, in response to Mr. Kollender's inquiries, that Tiffany would not engage at this time in any dialogue with the Special Committee with respect to the possibility of pursuing an alternative transaction to the Offer and that Tiffany would not be interested in investing additional equity in the Company in the event the Offer was not consummated. Mr. Kollender also reported that he had discussed again with Mr. Mohr the possibility of Tiffany increasing the Offer Price, but that Mr. Mohr stated he was not yet in a position to respond definitively on behalf of Tiffany.

     On Tuesday, August 27, 2002, the Special Committee convened a telephonic meeting with its legal and financial advisors wherein Mr. Kollender reported that Mr. Mohr of Lehman Brothers had communicated to him that Tiffany would not increase the Offer Price at this time. The Special Committee then reviewed and discussed with its advisors various factors relating to the Offer, as discussed in greater detail in "Factors Considered by the Special Committee" below. At the conclusion of the meeting, Mr. Sasso stated that he intended to contact Mr. James E. Quinn, a director of the Company and vice chairman of Tiffany, to again request that Tiffany increase the Offer Price. Mr. Sasso telephoned Mr. Quinn that same day and requested that Tiffany increase the Offer Price. Mr. Quinn stated that Tiffany was not willing to increase the Offer Price.

     The Special Committee reconvened another telephonic meeting later on Tuesday, August 27, 2002. At that meeting, the Special Committee discussed with its advisors various factors relating to the Offer, as discussed below, and determined that, in the judgment of the Special Committee, the interests of the Public Stockholders would be best served by tendering their Shares pursuant to the Offer. Accordingly, the Committee determined to recommend that Public Stockholders tender their Shares pursuant to the Offer.

     In a letter to the Company, dated September 4, 2002, the Commission staff made certain comments on the Schedule 14D-9, including comments relating to the Company's obligation to file a Transaction Statement on Schedule 13E-3. By unanimous written consent, dated September 11, 2002, the Company's Board of Directors authorized the Special Committee to make, on behalf of the Company, the determination regarding the fairness of the Offer required by Schedule 13E-3.

     Effective September 11, 2002, the Company executed a supplemental engagement letter with Ryan, Beck pursuant to which Ryan, Beck was engaged to conduct additional analyses and procedures as Ryan, Beck deemed appropriate to update its analysis underlying the Fairness Opinion so that such analyses and procedures incorporated any additional events, factors and other considerations occurring after August 23, 2002 which Ryan, Beck deemed relevant.

     On Friday, September 13, 2002 the Special Committee convened a telephonic meeting with its legal and financial advisors to consider the fairness of the Offer as required by Schedule 13E-3. At that meeting, representatives of Ryan, Beck provided the Special Committee with an update to Ryan, Beck's financial analysis underlying the Fairness Opinion incorporating additional events, factors and other considerations occurring since August 23, 2002 as Ryan, Beck deemed relevant. Ryan, Beck discussed with the Special Committee the procedures it had performed in order to update its analysis, including the additional discussions it had had with representatives of the Company's management concerning the Company's performance since August 23, 2002. Ryan, Beck reported to the Special Committee that there had been no additional events, factors or other considerations that would cause its opinion as to the fairness of the Offer Price from a financial point of view to be any different on September 13, 2002 than it was on August 23, 2002. The Special Committee then reconsidered each of the factors which it had considered in making its August 23, 2002 recommendation with respect to the Offer. The Special Committee also discussed the press release by Tiffany issued on September 12, 2002 indicating that Tiffany had, at the Company's request, extended the closing of the Offer until September 27, 2002, and the number of shares the press release indicated had been tendered as of September 12, 2002. The meeting was then adjourned while Mr. Sasso telephoned Mr. Quinn to again request that Tiffany increase the Offer Price.

     The meeting then reconvened, and Mr. Sasso reported that he had spoken with Mr. Quinn and that Mr. Quinn had stated that Tiffany believed the Offer Price was fair and that Tiffany was not willing to increase the Offer Price. The Special Committee then determined that, based upon consideration of all of the foregoing factors, that the Offer is fair to the Public Stockholders.

     FACTORS CONSIDERED BY THE SPECIAL COMMITTEE. The Special Committee, prior to expressing its position with respect to the Offer, received advice from, opinions of, views or presentations from, and discussed the Offer with RLF, Ryan, Beck and the Company's management. In making its recommendation respecting the Offer, the Special Committee considered a number of factors, including the following:

     - COMPANY OPERATING AND FINANCIAL CONDITION. The Special Committee took into account the current, recent and historical financial condition and results of operations of the Company, as well as the prospects and strategic objectives of the Company, including the risks involved in achieving those prospects and objectives, and the current, recent and expected conditions in the general economy and in the industry in which the Company operates. The Special Committee also considered the impact on the Company of the economic conditions associated with the terrorist attacks on September 11, 2001.

     - MARKET PRICE AND PREMIUM. The Special Committee considered the recent and historical price and the low volume of trading activity of the Shares. In particular,

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          the Special Committee considered that the price of $2.40 per Share to be paid in the Offer represents: (a) a 73% premium to the Company's closing price of $1.39 on August 12, 2002, the last trading day prior to the announcement of the Offer; (b) a 98% premium to the Company's 52-week low of $1.21 on November 13, 2001; (c) a 2% discount to the Company's 52-week high of $2.45 on August 21, 2001; and (d) a 43% premium to the Company's 90-day moving average of $1.68 as of August 12, 2002.

     - RYAN, BECK FAIRNESS OPINION AND ANALYSIS. The Special Committee considered the Fairness Opinion, that as of such date, and based upon and subject to the assumptions, factors, limitations and other considerations set forth in the Fairness Opinion, the Offer Price was fair, from a financial point of view, to the holders of Shares, other than the holders that are affiliates of the Company, as well as the presentation by Ryan, Beck to the Special Committee at a meeting of the Special Committee held on August 23, 2002, rendering its analysis of the financial terms of the Offer. A copy of the Fairness Opinion setting forth the assumptions made, matters considered and limitations on the review undertaken by Ryan, Beck is attached as Exhibit (c)(1) to this Schedule 14D-9. Stockholders are urged to read the Fairness Opinion and "Summary of Financial Analyses and Opinion of the Special Committee's Financial Advisor" below.

     - MAJORITY OF THE MINORITY CONDITION. The Special Committee considered that the Offer is conditioned on the tender of at least a majority of the outstanding Shares, excluding shares beneficially owned by Tiffany or by the Holtzmans, and that Tiffany has stated it will not waive that condition.

     - MINIMUM CONDITION. The Special Committee considered that the Minimum Condition, although waivable by Tiffany, has the effect of requiring that the Offer not be consummated unless the number of Shares validly tendered and not withdrawn, when added to the shares already owned by Tiffany and the Shares owned by the Holtzmans, constitutes at least 90% ownership in the Company.

     - OFFER PRICE. The Special Committee considered the fact that it attempted to convince Tiffany to increase the Offer Price but was unable to do so.

     - TIMING OF COMPLETION. The Special Committee considered the anticipated timing for the completion of the transactions contemplated by the Offer, including the structure of the transaction as a tender offer for all of the Shares followed by the Merger for any Shares not tendered. The Special Committee considered that the Offer could allow stockholders to receive the transaction consideration in cash promptly.

     - LIMITED CONDITIONS TO CONSUMMATION. The Special Committee considered that Tiffany has committed in the Offer to consummate the Offer subject only to a limited number of conditions (as set forth in Section 11, "The Offer -- Certain Conditions of the Offer," of the Offer to Purchase), with no financing condition.

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     -    COMMUNICATIONS FROM HOLDERS OF SHARES REGARDING THE TENDER OFFER. The
          Special Committee considered communications received from holders of Shares or persons purporting to represent holders of Shares regarding the Offer to the effect that, for various reasons, the Offer Price should be increased.

     - THE STOCK PURCHASE AGREEMENT. The Special Committee considered the terms of the Stock Purchase Agreement which had been negotiated by the Holtzmans and Tiffany and the fact that Tiffany in June 2002 had proposed to purchase the Shares held by the Holtzmans for $2.50 per share, but in August 2002 had reduced the amount it was willing to pay the Holtzmans to $2.40 per share.

     - STRATEGIC ALTERNATIVES. The Special Committee considered the percentage of outstanding Shares of the Company owned by Tiffany (approximately 45%), Tiffany's stated intention to consummate the Offer subject to the terms thereof, Tiffany's statement in the Offer that its representatives informed the Board of Directors of the Company that Tiffany would have no interest in selling its shares to the investor group referred to in the August 6, 2002 letter from Edward Shapiro to Robert L. Baumgardner, and Tiffany's refusal to discuss with the Special Committee the possibility of any alternative transaction to the Offer, all of which led the Special Committee to conclude that soliciting an alternative transaction to the Offer was not practicable at this time. In that regard, the Special Committee also considered discussions with Ryan, Beck regarding the viability of other potential strategic or financial alternatives and the fact that, since announcement of the Offer, no such acquisition proposals or inquiries have been made.

     - TRANSACTION STRUCTURE. The Special Committee evaluated the benefits of the transaction being structured as an immediate cash tender offer for all of the outstanding Shares, followed by the Merger, pursuant to which Tiffany has stated it intends to pay the same per share consideration to be paid in the Offer.

     - POTENTIAL CONFLICTS OF INTEREST. The Special Committee considered the interests of certain Company executives in the Offer and the Merger. See "Item 3. Past Contacts, Transactions, Negotiations and Agreements."

     - LIQUIDITY FOR STOCKHOLDERS. The Special Committee considered the historically low volume of trading of the Shares, the limited liquidity in the Shares as a result thereof and the opportunity that the Offer provides the Public Stockholders to liquidate their holdings in the Company.

     - POSSIBLE CHANGES IN MARKET PRICE OF COMMON STOCK. The Special Committee considered the possibility that if a transaction with Tiffany were not completed and the Company remained as a publicly-owned corporation, it is possible that because of a decline in the market price of the Shares or the stock market in general, the price that might be received by the holders of the Shares in the open market or in a future transaction might be less than the per share price to be received by Public Stockholders in connection with the Offer. The Special Committee also considered that, if a transaction with Tiffany were not completed and the Company remained as a publicly-owned company, it is also possible that because of an increase in the market price of the Shares or the stock market in general, the price that might be received by the holders of the Shares in the open market or in a future transaction might be more than the per Share price to be received by stockholders in connection with the Offer.

     - AVAILABILITY OF DISSENTERS' RIGHTS. The Special Committee considered the fact that dissenters' rights of appraisal would be available to the non-tendering holders of Shares under the Delaware General Corporation Law in connection with the Merger.

     - FUTURE PROSPECTS OF THE COMPANY. The Special Committee also considered the fact that, assuming the Merger is completed, all holders of the Shares (except for Tiffany) whose Shares are purchased in the Offer or converted into the right to receive cash in the Merger will not participate in any future growth of the Company. Moreover, the Special Committee considered the fact that, if the Offer is not consummated in accordance with its terms, Tiffany could attempt to acquire Shares at prices higher or lower than $2.40 per share, attempt to sell its shares, attempt to cause the Company to be sold or take other courses of action that may be more or less desirable to holders of Shares than accepting the Offer Price. In addition, the Special Committee considered that there can be no assurance that the strategic partnership between the Company and Tiffany will continue if the Offer is not consummated.

     The description set forth above is not intended to be exhaustive but summarizes the primary factors considered by the Special Committee. In view of its many considerations, the Special Committee did not find it practical to, and did not, quantify or otherwise assign relative weights to the specific factors considered. After weighing all of these considerations, the Special Committee determined to recommend that holders of Shares tender their Shares in the Offer.

     SUMMARY FINANCIAL PROJECTIONS. In connection with analyzing the Offer, Ryan, Beck and the Special Committee reviewed non-public financial projections provided by the Company. The material portions of these projections are set forth on Schedule 1 to this Schedule 14D-9. These projections do not give effect to the Offer or the Merger.

     The Company does not as a matter of course publicly disclose projections as to future revenues or earnings. The projections provided to Ryan, Beck and the Special Committee were not prepared with a view to public disclosure. These projections were based on a variety of assumptions, including the Company's ability to achieve strategic goals, objectives and targets over applicable periods. These assumptions involve judgments with respect to future economic, competitive and regulatory conditions, financial market conditions and future business decisions, all of which are difficult or impossible to predict and many of which are beyond the Company's control. The projections provided to Ryan, Beck and the Special Committee were not prepared with a view to compliance with the published guidelines of the Securities and Exchange Commission regarding projections, and were not prepared in accordance with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial projections. In addition, the projections provided to Ryan, Beck and the

Special Committee and set forth on Schedule 1 to this Schedule 14D-9 were not reviewed by an independent public accounting firm and, accordingly, the Company's independent accountants assume no responsibility for the accuracy of the information. The Special Committee did not rely solely on the projections, but considered the projections as part of its analysis, including consideration of a variety of factors referenced above. Stockholders are urged not to place undue reliance on the projections but to consider all relevant factors in their decision.

     The projections provided to Ryan, Beck and the Special Committee and set forth on Schedule 1 to this Schedule 14D-9 constitute forward-looking statements which reflect numerous assumptions. In addition, factors such as industry performance, market acceptance of new products, changes in customer preferences, general business, economic, regulatory, market and financial conditions, all of which are difficult or impossible to predict, may cause the projections provided to Ryan, Beck and the Special Committee and set forth on Schedule 1 or the underlying assumptions to such projections to be inaccurate. Accordingly, there can be no assurance that these projections will be realized, and actual results may be materially greater or less than those contained in these projections.

     Neither Ryan, Beck, unless directed to do so by the Special Committee, nor the Company intends to update or otherwise revise such projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the following projections are shown to be in error.

     SUMMARY OF FINANCIAL ANALYSIS AND OPINION OF THE SPECIAL COMMITTEE'S FINANCIAL ADVISOR

     Ryan, Beck was retained by the Special Committee on August 19, 2002 to assist in evaluating the Offer and, if requested by the Special Committee, to render an opinion to the Special Committee as to the fairness from a financial point of view of the Offer to the Company's stockholders, other than the stockholders that are affiliates of the Company. Ryan, Beck is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, public underwritings, private placements and valuations for corporate and other purposes. The Special Committee selected Ryan, Beck based on Ryan, Beck's qualifications, expertise and reputation and its familiarity with the Company's business and affairs.

     Ryan, Beck rendered an oral opinion to the Special Committee on August 23, 2002 and subsequently confirmed this oral opinion by rendering a written opinion dated as of August 23, 2002 (a copy of which is attached as Exhibit (c)(1) to this Schedule 14D-9), that, as of such date, based on and subject to the assumptions, factors, limitations and other considerations set forth in the attached opinion and as described below, the $2.40 per share in cash to be received by the holders, other than the holders which are affiliates of the Company, of Shares pursuant to the Offer is fair from a financial point of view to such holders. No limitations were imposed by the Special Committee upon Ryan, Beck with respect to the investigations made or procedures followed by it in arriving at its opinion.

     THE FULL TEXT OF RYAN, BECK'S OPINION, DATED AUGUST 23, 2002, WHICH SETS FORTH, AMONG OTHER THINGS, ASSUMPTIONS MADE, PROCEDURES FOLLOWED, MATTERS CONSIDERED AND

LIMITATIONS ON THE REVIEW UNDERTAKEN BY RYAN, BECK, IS ATTACHED AS EXHIBIT
(c)(1) TO THIS SCHEDULE 14D-9. STOCKHOLDERS OF THE COMPANY ARE URGED TO READ THE ATTACHED RYAN, BECK OPINION IN ITS ENTIRETY. THE OPINION IS DIRECTED TO THE SPECIAL COMMITTEE AND ADDRESSES ONLY THE FINANCIAL FAIRNESS OF THE CONSIDERATION TO BE PAID TO THE COMPANY'S STOCKHOLDERS PURSUANT TO THE OFFER AND DOES NOT ADDRESS ANY OTHER ASPECT OF THE OFFER OR CONSTITUTE A RECOMMENDATION TO THE COMPANY'S STOCKHOLDERS AS TO WHETHER SUCH STOCKHOLDERS SHOULD TENDER SHARES. RYAN, BECK DID NOT NEGOTIATE (OTHER THAN AN ATTEMPT, SUBSEQUENT TO THE COMMENCEMENT OF THE OFFER, TO SEEK FROM TIFFANY AN INCREASE IN THE PER SHARE CONSIDERATION TO BE PAID IN CONNECTION WITH THE OFFER) OR DETERMINE THE CONSIDERATION TO BE PAID TO THE COMPANY'S STOCKHOLDERS AND WAS NEITHER ASKED TO NOR DID IT OFFER ANY OPINION AS TO THE TERMS OR FORM OF THE OFFER AND RYAN, BECK'S OPINION SHOULD NOT BE CONSTRUED TO NECESSARILY BE AN ASSURANCE OF THE MAXIMUM VALUE THAT COULD HAVE BEEN OBTAINED BY THE COMPANY'S STOCKHOLDERS IN CONNECTION WITH THE OFFER. FURTHERMORE, RYAN, BECK EXPRESSED NO OPINION AS TO WHAT THE VALUE OF THE COMPANY'S STOCK WILL BE AT THE TIME THE OFFER IS COMPLETED OR THE PRICES AT WHICH IT WILL TRADE IN THE FUTURE. THIS SUMMARY OF THE OPINION IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE FAIRNESS OPINION WHICH IS INCORPORATED INTO THIS SUMMARY.

     In connection with its opinion, Ryan, Beck reviewed, among other things:

     -    the terms of the Offer;
     - the Annual Report on Form 10-K of the Company for the fiscal year ended May 26, 2001;
     - a draft Annual Report on Form 10-K of the Company for the fiscal year ended May 25, 2002;
     -    the Company's Proxy Statement on Schedule 14A dated January 4, 2002;
          and
     - certain internal financial analyses and forecasts for the Company prepared by its management.

     Ryan, Beck also held discussions with members of the senior management of the Company regarding management's assessment of its past and current business operations, financial condition, future prospects and financial projections. In addition, Ryan, Beck:

     - reviewed the reported price and trading activity for the Company's common stock;
     - compared certain financial and stock market information for the Company with similar information for certain other publicly-traded companies that Ryan, Beck believed were similar to the Company;
     - reviewed financial terms of certain recent business combinations in the retail jewelry industry which Ryan, Beck believed to be generally relevant;
     - performed a discounted cash flow analysis based on the projections of the Company's operations as prepared by its management;
     - analyzed the premiums that stockholders have received in certain other recent business combinations involving publicly-traded companies which Ryan, Beck believed to be generally relevant; and
     - performed such other studies and analyses and considered such other information as Ryan, Beck considered appropriate.

     In connection with its review, Ryan, Beck assumed and relied upon the accuracy and completeness of all financial and other information reviewed by Ryan, Beck for the purposes of its opinion, whether publicly available or provided to Ryan, Beck by the Company, and Ryan, Beck did not assume any responsibility for independent verification of such information. Ryan, Beck further assumed that the financial budgets and projections provided to Ryan, Beck were reasonably determined, prepared in good faith, based upon reasonable assumptions and reflected the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and that these future financial results will be achieved at the times and in the amounts projected by the Company's management. Ryan, Beck did not make or obtain any independent evaluations or appraisals of the assets or liabilities of the Company nor its subsidiaries, and Ryan, Beck was not furnished with any such evaluations or appraisals.

     Ryan, Beck did not opine on any other aspect of the transaction other than the fairness of the consideration to be paid to the Company's stockholders assuming the Offer is consummated in accordance with its terms and conditions. Additionally, Ryan, Beck was not retained to and did not solicit or contact other potential buyers.

     The preparation of a fairness opinion with respect to a transaction such as the Offer is a complex analytical process and involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, Ryan, Beck's opinion is not readily susceptible to summary description. In arriving at its opinion, Ryan, Beck performed a variety of financial analyses. Ryan, Beck believes its analyses must be considered as a whole and the consideration of portions of such analyses and the factors considered therein, or any one method of analysis, or focusing solely on information presented in tabular format, without considering all factors and analyses or the narrative description of the analyses, could create an incomplete view of the analyses and the processes underlying Ryan, Beck's opinion. No one method of analysis was assigned a greater significance than any other.

     The forecasts and projections discussed with Ryan, Beck by the Company's management were prepared by the Company's management without input or guidance by Ryan, Beck. The Company does not publicly disclose internal management projections of the type provided to Ryan, Beck in connection with the review of the Offer. Such projections were not prepared with a view towards public disclosure. The public disclosure of such projections could be misleading because the projections were based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in such projections.

     In its analyses, Ryan, Beck made numerous assumptions with respect to industry performance, general business and economic conditions, and other matters, many of which are beyond the control of the Company. Any estimates contained in Ryan, Beck's analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than such estimates. Estimates of values of companies do not purport to be appraisals nor do they necessarily reflect the prices at which companies or their securities may actually be sold. No company, transaction or business used in Ryan, Beck's analyses as a comparison is identical to the Company or to the Offer, nor is an evaluation of the results of those analyses entirely mathematical; rather, the analyses involve complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved, market areas in which the companies operate and other factors that could affect the trading values of the securities of the company or companies to which they are being compared.

     Ryan, Beck's opinion was based solely upon the information available to it and the economic, market and other circumstances as they existed as of the date of its opinion. Events occurring after such date could materially affect the assumptions and conclusions contained in Ryan, Beck's opinion. Ryan, Beck has not undertaken to reaffirm or revise its opinion.

     The following is a brief summary of the analyses and procedures performed by Ryan, Beck in the course of arriving at its opinion. The summary does not purport to be a complete description of the material analyses and procedures performed by Ryan, Beck in the course of arriving at its opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand Ryan, Beck's financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Ryan, Beck's financial analyses.

     ANALYSIS OF COMPARABLE PUBLIC COMPANIES. Ryan, Beck reviewed and analyzed certain financial and stock market information of selected publicly traded retail jewelry companies. The jewelry companies consisted of the following:

                                Mayor's Jewelers
                                 Reeds Jewelers
                               Whitehall Jewellers
                                   Friedman's
                               Finlay Enterprises
                                Zale Corporation
                                  Tiffany & Co.

     Because Zale Corporation and Tiffany are significantly larger than the Company in terms of revenue and have significantly larger market capitalizations and average trading volumes, Ryan, Beck utilized two groupings of the selected companies: the group as a whole and a subset of the group which included those companies with an equity value of less than $500 million (i.e., excluding Zale Corporation and Tiffany).

     Ryan, Beck compared the enterprise values of the comparable companies as multiples of their latest twelve months ("LTM") revenue, earnings before interest, taxes, depreciation and amortization ("EBITDA") and earnings before interest and taxes ("EBIT"). Ryan, Beck also compared the closing stock prices of each of the comparable companies as multiples of its LTM earnings per share ("EPS") and projected fiscal 2002 and 2003 EPS, where available. Ryan, Beck also compared the equity values of the comparable companies as multiples of their latest available book values. Enterprise value is equity market value plus total debt and the book value of preferred stock, less cash and cash equivalents.

     In each case mentioned above, Ryan, Beck derived the implied price per share for the Company based on the selected multiples. Projections for the Company were based upon estimates provided to Ryan, Beck by the Company's management. Projections for the comparable companies were based upon publicly available data as well as estimates provided by published research reports. All multiples were based on closing stock prices on August 21, 2002. The ranges of the multiples and the median multiples of the two groups of companies were as follows:

                                                COMPARABLE COMPANIES WITH
                                             EQUITY VALUES LESS THAN $500 MM   ALL COMPARABLE COMPANIES
                                             -------------------------------   ------------------------
                                                  RANGES         MEDIAN          RANGES       MEDIAN
                                             --------------  ---------------   ----------   -----------
ENTERPRISE VALUE AS MULTIPLE  OF:
  Latest twelve months revenue.........        0.3x- 0.8x          0.5x        0.3x- 2.5x       0.5x
  Latest twelve months EBITDA..........        6.0x- 8.3x          7.0x        4.6x- 8.3x       6.5x
  Latest twelve months EBIT............        7.5x-10.0x          9.0x        6.2x-12.6x       9.0x

                                                COMPARABLE COMPANIES WITH
                                             EQUITY VALUES LESS THAN $500 MM   ALL COMPARABLE COMPANIES
                                             -------------------------------   ------------------------
                                                 RANGES           MEDIAN         RANGES        MEDIAN
                                             --------------  ---------------   ----------   -----------
EQUITY VALUE AS MULTIPLE  OF:
  Book value...........................        0.1x- 1.6x          0.6x        0.1x- 3.5x       1.1x
  Latest twelve months EPS.............        7.0x-15.2x          9.0x        7.0x-22.0x      11.1x
  Projected 2002 EPS...................        7.0x-11.4x          7.1x        7.0x-20.2x      10.1x
  Projected 2003 EPS...................        6.5x- 9.3x          6.6x        6.5x-16.8x       9.0x

     Based on the selected multiples above, Ryan, Beck calculated a per share price of the common stock of the Company. The Company had negative LTM EBIT, EBITDA and EPS which limited the calculations to multiples of LTM revenue, latest available book value and projected 2003 EPS. Based on the median multiples for revenue, latest available book value and projected fiscal 2003 EPS of the comparable group of companies with equity values less than $500 million, the implied valuation range for the Company's common stock is $0.34 per share to $1.05 per share. Based on the median multiples for LTM revenue, latest available book value and projected fiscal 2003 EPS of all of the comparable companies, the implied valuation range for the Company's common stock is $0.47 per share to $1.24 per share.

     ANALYSIS OF COMPARABLE TRANSACTIONS. Ryan, Beck analyzed selected comparable transactions involving retail jewelers from August 1997 to the date of its opinion. Nine transactions with publicly-available data and enterprise values in excess of $20 million were selected. The comparable transactions included the following:

     -    Mayor's Jewelers and Henry Birks & Sons
     - Little Switzerland and Tiffany (May 2001 acquisition of approximately 45% interest in Little Switzerland)
     -    Piercing Pagoda and Zale Corporation

     -    Marks & Morgan Jewelers and Signet Group
     -    Watch World International and Sunglass Hut International
     -    Jay B. Rudolf and Finlay Enterprises
     -    Movado Group (Piaget Business) and Vendome Luxury Group
     -    Mayor's Jewelers and Jan Bell Marketing
     -    Diamond Park Fine Jewelers and Finlay Enterprises

     Ryan, Beck analyzed the multiples of the enterprise value in the above transactions to LTM revenue, EBITDA and EBIT and the multiple of equity value to LTM Net Income and the latest available book value. This analysis provided the following results:

                                                                       RANGES     MEDIAN
                                                                    -----------   ------
ENTERPRISE VALUE AS MULTIPLE OF:
  Latest twelve months revenue.......................                0.2x- 1.7x    0.7x
  Latest twelve months EBITDA........................                7.6x- 8.5x    8.0x
  Latest twelve months EBIT..........................               10.1x-49.7x   11.7x

EQUITY VALUE AS MULTIPLE OF:
  Book value.........................................                0.4x- 8.1x    1.8x
  Latest twelve months net income....................               14.6x-19.4x   15.1x

     The Company had negative LTM EBITDA, EBIT and Net Income which limited the calculations to multiples of LTM revenue and latest available book value. Based on the Company's LTM revenue and latest available book value, the implied equity values for the Company's common stock using this valuation methodology are $1.86 per share and $1.95 per share, respectively.

     PREMIUMS PAID ANALYSIS. Ryan, Beck reviewed 128 selected merger and acquisition transactions completed between August 2000 and the date of its opinion where the selling company was publicly-traded. Due to the sparse number of transactions involving retail jewelers that Ryan, Beck believed would be relevant to their analysis, Ryan, Beck expanded their review to include a broad range of industries. Ryan, Beck compared the purchase price to the target's stock price one day, one week and one month prior to the announcement date of the respective transaction. For the transactions reviewed, the low one day, one week and one month premiums were -76%, -68% and -76%, respectively, the median one day, one week and one month premiums were 36%, 40% and 44%, respectively, and the high one day, one week and one month premiums were 173%, 177% and 216%, respectively. Using the same time periods for the Company, the Offer Price represents a 73%, 68% and 43% premium, respectively. Based on the median premiums observed in the selected transactions, the implied equity values for the Company's common stock using this valuation methodology for the time periods set forth above are $1.89 per share, $2.00 per share and $2.42 per share, respectively.

     DISCOUNTED CASH FLOW ANALYSIS. A discounted cash flow analysis was utilized by Ryan, Beck to establish an implied per share valuation for the Company's common stock. This methodology is premised on the assumption that a buyer purchases a time series of free cash flows that are generated by the assets of the business. This analysis separates and ascribes value only to the cash flows that can ultimately be distributed from the business. Cash that is generated but used to sustain the business (such as increases in working capital and capital expenditures) creates no incremental value to the buyer. Similarly, adjustments are made to take into account non-cash items such as depreciation and amortization. These free cash flows are then discounted to the present at the business' assumed weighted average cost of capital. The assumed weighted average cost of capital can be described as the average price a business must pay to attract both debt and equity to properly capitalize its growth. It is this series of free cash flows that, when discounted to the present, and after subtracting claims by debt holders and others, represents the economic value of a business to its stockholders.

     In performing this analysis, Ryan, Beck used base case projections (i.e., assuming no future financings or store openings) supplied by the Company's management. Using a range for assumed weighted average cost of capital, or discount rate, of 7.8% to 11.8% and a range of terminal multiples of 4.0x to 8.0x which were determined from a review of comparable companies, applied to projected EBITDA and then discounted to present along with all other free cash flows, this analysis resulted in a range of implied values for the Company's common stock of $0.73 per share to $2.08 per share.

     With regard to Ryan, Beck's services in connection with the Offer, the Company has agreed to pay Ryan, Beck aggregate fees of $250,000 and reimburse Ryan, Beck for its reasonable out-of-pocket expenses. The $250,000 in fees consists of (i) a non-refundable retainer fee of $75,000 paid in cash upon execution of the engagement letter between Ryan, Beck and the Special Committee, (ii) an additional $75,000 paid in cash upon written notification to the Special Committee of Ryan, Beck's readiness to deliver their opinion, regardless of the conclusion reached by Ryan, Beck with regard to the fairness of the Offer, (iii) an additional $50,000 to conduct additional analyses and procedures as Ryan, Beck deemed appropriate to update its analyses underlying the Fairness Opinion, and (iv) an additional $50,000 paid in cash upon the consummation of the Offer or certain alternative transactions. The Company has also agreed to indemnify Ryan, Beck and certain related persons against certain liabilities, including liabilities under federal securities law, incurred in connection with its services. The amounts of Ryan, Beck's fees were determined by negotiation between the Special Committee and Ryan, Beck.

     Ryan, Beck is familiar with the Company, having provided certain investment banking services to it from time to time, including having provided a fairness opinion to the Company's Board of Directors in connection with the sale of 7,410,000 shares of common stock to Tiffany in May 2001 and the extension of a line of credit in an amount equal to $2.5 million to the Company by Tiffany. In addition, Peter R. McMullin, a Managing Director at Ryan, Beck served on the Board of Directors of the Company from April 1999 until May 2001. Ryan, Beck does not make a market in the Shares. In the ordinary course of Ryan, Beck's business as a broker-dealer, Ryan, Beck may actively trade equity securities of the Company for Ryan, Beck's own account and the account of Ryan, Beck's customers, and, accordingly, may at any time hold a long or short position in such securities. Ryan, Beck has not had an investment banking relationship with Tiffany or the Purchaser. Ryan, Beck is not a market maker in Tiffany's common stock. Ryan, Beck's research department does not provide published investment analysis regarding Tiffany or the Purchaser.

     Ryan, Beck's opinion was one of the many factors taken into consideration by the Special Committee in evaluating the Offer. Ryan, Beck's analyses summarized above should not be viewed as determinative of the views of the Special Committee with respect to the fairness, from a financial point of view, of the consideration to be paid in connection with the Offer.

ITEM 5.   PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

     The Special Committee entered into a letter agreement with Ryan, Beck (the "Engagement Letter"), pursuant to which the Special Committee engaged Ryan, Beck to act as its financial advisor in connection with the Offer. Subject to the terms and conditions of the Engagement Letter, Ryan, Beck agreed to act as a financial advisor to the Special Committee and, if requested, render an opinion to the Special Committee with regard to the fairness of the Offer Price, from a financial point of view, to the Public Stockholders. In connection with the Engagement Letter, the Company agreed to pay Ryan, Beck the fees described in "Item 4. The Solicitation or Recommendation -- Summary of Financial Analysis and Opinion of the Special Committee's Financial Advisor." In addition, the Company has agreed to reimburse Ryan, Beck for its reasonable out-of-pocket expenses incurred in connection with its engagement and to indemnify Ryan, Beck against certain liabilities incurred in connection with its engagement, including liabilities under federal securities laws.

     The Special Committee also retained RLF to act as the legal advisor to the Special Committee in connection with the Offer.

     Except as disclosed herein, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to holders of Shares on the Company's behalf concerning the Offer.

ITEM 6.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Other than as disclosed in this Schedule 14D-9, during the past 60 days no transaction in the Shares has been effected by the Company, or to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

ITEM 7.   PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (a) Except as set forth in this Schedule 14D-9, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to a tender offer or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person.

     (b) Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction such as a merger or reorganization involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization, indebtedness or dividend rate or policy of the Company.

     (c) Except as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the events referred to in paragraphs (a) and (b) of this Item 7.

ITEM 8.   ADDITIONAL INFORMATION.

     The information contained in the Exhibits referred to in Item 9 below is incorporated herein by reference.

ITEM 9.   EXHIBITS.

                                      EXHIBIT INDEX

Exhibit (a)(1)      The Company's 2002 Annual Report on Form 10-K (incorporated herein by reference as filed with the Commission on August
                    26, 2002).

Exhibit (a)(2)      Offer to Purchase by the Purchaser filed with the Commission on August 15, 2002 (incorporated herein by reference to the
                    Purchaser's Schedule TO filed with the Commission on August
                    15, 2002).

Exhibit (a)(3)      Letter to Stockholders dated August 29, 2002 (previously
                    filed).

Exhibit (a)(4)      Press release issued by the Company on August 29, 2002
                    (previously filed).

Exhibit (c)(1)      Opinion of Ryan, Beck & Co., LLC (previously filed).

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        /s/ Richard E. Sasso
                                        ----------------------------------------
                                        Richard E. Sasso
                                        Director and Member of the
                                        Special Committee of the Board
                                        of Directors of Little Switzerland, Inc.

Dated: September 13, 2002

                                                                      SCHEDULE 1

     INCOME STATEMENT DATA. The Company provided Ryan Beck and the Special Committee with various sales scenarios for the remaining 10 months of Fiscal 2003 factoring in the performance for the first two months of the fiscal year. The "Best Case" scenario assumed up to a 5% increase over "Expected Case" in selected markets with an improvement in margin of 0.9%. The "Unfavorable," "Less Favorable," and "Least Favorable" scenarios assumed decreases from "Expected Case" in selected markets ranging from 5% to 15% as well as reductions in the Company's gross margin (from 46.0% to 44.7%) as sales decline. For the data relating to Fiscal 2004, 2005 and 2006, the Company provided Ryan Beck and the Special Committee with internally generated three year profit data based on its current number of stores.

                                                                     Fiscal Year Ending May 2003
                                           --------------------------------------------------------------------------------------
                           Fiscal Year                                                               Less              Least
                           Ending May                           Expected        Unfavorable        Favorable         Favorable
                             2002             Best Case           Case             Case               Case             Case
                        ---------------    ---------------  ---------------   ---------------   ---------------   ---------------
Sales...............    $    59,625,000    $    71,414,000  $    69,900,000   $    67,124,000   $    64,031,000   $    61,599,000
Gross Profit........         26,771,000         33,515,000       32,133,000        30,543,000        28,871,000        27,525,000
Margin..............               44.9%              46.9%            46.0%             45.5%             45.1%             44.7%
Sales, General and
Administration               30,588,000         32,372,000       31,923,000        31,406,000        30,827,000        30,381,000
EBIT                         (3,817,000)         1,143,000          210,000          (863,000)       (1,956,000)       (2,856,000)
Interest                        570,000            901,000          901,000           901,000           901,000           901,000
Pre-Tax Income
(Loss)                       (4,387,000)           242,000         (691,000)       (1,764,000)       (2,857,000)       (3,757,000)
Tax Provision
(Benefit)                       150,000            200,000          200,000           200,000           200,000           200,000
Net Income (Loss)
52 Weeks............         (4,537,000)            42,000         (891,000)       (1,964,000)       (3,057,000)       (3,957,000)
Week 53 Profit......                 --            225,000          225,000           225,000           225,000           225,000
Net Income (Loss)...         (4,537,000)           267,000         (666,000)       (1,739,000)       (2,832,000)       (3,732,000)

                           Fiscal 2004       Fiscal 2005      Fiscal 2006
                             Expected         Expected         Expected
                               Case              Case            Case
                         ---------------   ---------------  ---------------
Sales...............     $    75,498,000   $    79,578,000  $    83,880,000
Gross Profit........          34,884,000        37,058,000       39,113,000
Margin..............                46.2%             46.6%            46.6%
Sales, General and
Administration                33,098,000        33,899,000       33,902,000
EBIT                           1,786,000         3,159,000        5,211,000
Interest                         676,000           300,000          150,000
Pre-Tax Income
(Loss)                         1,110,000         2,859,000        5,061,000
Tax Provision
(Benefit)                        200,000           700,000        1,000,000
Net Income (Loss)                910,000         2,159,000        4,061,000

     BALANCE SHEET DATA. Data assumes "Expected Case" income statement data and a margin of 46%.

LITTLE SWITZERLAND                                                                                                   25-JUL-2002
BALANCE SHEET                                      FY 2003 TREND CASE
--------------------------------------------------------------------------------------------------------------------------------
                         ACTUAL        ACTUAL         EST           EST            EST          EST          EST          EST
                          Y/E           Y/E        -----------------------------------------------------------------------------
                         MAY-01       MAY-2002       Jun-02        Jul-02        Aug-02        Sep-02       Oct-02       NOV-02
                       ---------------------------------------------------------------------------------------------------------
Cash                        1,467           816           300           300           300           300          300         300
Accounts Receivable           806         1,163           818           994         1,042           780          672         997
INVENTORY                  35,225        36,390        37,824        36,092        35,365        35,149       35,712      36,382
Prepaids                      522           541           427           881           880           847          664         690
                       ---------------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS       38,020        38,910        39,369        38,267        37,587        37,076       37,348      38,369
                       ---------------------------------------------------------------------------------------------------------

Net, PP&E                   6,769         6,088         5,961         5,949         6,015         6,277        6,297       6,315
Other assets                  544           670           670           670           670           670          670         670
                       ---------------------------------------------------------------------------------------------------------
TOTAL ASSETS               45,333        45,668        45,999        44,886        44,272        44,023       44,315      45,354
                       =========================================================================================================

Accounts payable           10,042         9,808        10,038         7,810         6,650         6,275        6,683       8,258
Other payable &
accrued exp.                7,695         6,042         5,973         6,263         5,865         5,946        6,027       5,890
Deferred taxes                  0             0             0             0             0             0            0           0
                       ---------------------------------------------------------------------------------------------------------
TOTAL CURRENT
LIABILITIES                17,737        15,850        16,011        14,073        12,515        12,221       12,710      14,148

Forbearance Debt              139             0             0             0             0             0            0           0
Barbados Liability          1,672         1,708         1,723         1,739         1,754         1,770        1,785       1,801
TIFFANY CREDIT LINE         2,500         2,500         2,500         2,500         2,500         2,500        2,500       2,500
CREDIT LINE                     0         6,611         7,020         7,736         8,891         9,567       10,044       9,789
                       ---------------------------------------------------------------------------------------------------------
TOTAL DEBT                  4,311        10,819        11,243        11,975        13,145        13,837       14,329      14,090

Preferred stock                 0             0           300           300           300           300          300         300
Capital stock                 165           167           167           167           167           167          167         167
Paid in capital            26,681        26,963        26,963        26,963        26,963        26,963       26,963      26,963
Retained earnings          (3,561)       (8,131)       (8,685)       (8,591)       (8,818)       (9,465)     (10,154)    (10,314)
                       ---------------------------------------------------------------------------------------------------------
TOTAL EQUITY               23,285        18,999        18,745        18,839        18,612        17,965       17,276      17,116
                       ---------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES
AND EQUITY                 45,333        45,668        45,999        44,886        44,272        44,023       44,315      45,354
                       =========================================================================================================
                                              0             0             0             0             0            0           0
AP Ratio                                   27.0%         26.5%         21.6%         18.8%         17.9%        18.7%       22.7%
Shares                                   16,708        16,708        16,708        16,708        16,708       16,708      16,708
Book Value                           $     1.14    $     1.12    $     1.13    $     1.11    $     1.08   $     1.03   $    1.02
                       =========================================================================================================
Accounts Receivable                         2.0%         20.0%         16.0%         20.0%         20.0%        16.0%       20.0%
Months Supply Current
Sales                                         1            18            11            13            18           17          14

LITTLE SWITZERLAND                                                                         25-JUL-2002
BALANCE SHEET          FY 2003 TREND CASE (continued)
------------------------------------------------------------------------------------------------------
                          EST            EST           EST           EST          EST           EST
                        Dec-2002       Jan-03        FEB-03        Mar-03        Apr-03       May-03
                       -------------------------------------------------------------------------------
Cash                          300           300           300           300           300          300
Accounts Receivable         1,288         1,463         1,282         1,237         1,199          909
INVENTORY                  36,973        35,226        35,147        35,355        35,668       37,177
Prepaids                      700           822           822           764           682          794
                       -------------------------------------------------------------------------------
TOTAL CURRENT ASSETS       39,261        37,811        37,551        37,656        37,849       39,180
                       -------------------------------------------------------------------------------

Net, PP&E                   6,470         6,542         6,527         6,398         6,338        6,273
Other assets                  670           670           670           670           670          670
                       -------------------------------------------------------------------------------
TOTAL ASSETS               46,401        45,023        44,748        44,723        44,857       46,123
                       ===============================================================================

Accounts payable           10,048         9,070         9,027         9,115         9,940       10,382
Other payable &
accrued exp                 5,707         6,372         6,228         5,989         5,947        5,856
Deferred taxes                  0             0             0             0             0            0
                       -------------------------------------------------------------------------------
TOTAL CURRENT
LIABILITIES                15,755        15,442        15,255        15,104        15,887       16,238

Forbearance Debt                0             0             0             0             0            0
Barbados Liability          1,816         1,832         1,847         1,863         1,879        1,894
TIFFANY CREDIT LINE         2,500         2,500         2,500         2,500         2,500        2,500
CREDIT LINE                 9,095         7,178         6,896         6,759         5,700        7,184
                       -------------------------------------------------------------------------------
TOTAL DEBT                 13,411        11,510        11,243        11,122        10,079       11,578

Preferred stock               300           300           300           300           300          300
Capital stock                 167           167           167           167           167          167
Paid in capital            26,963        26,963        26,963        26,963        26,963       26,963
Retained earnings         (10,196)       (9,359)       (9,180)       (8,933)       (8,538)      (9,123)
                       -------------------------------------------------------------------------------
TOTAL EQUITY               17,234        18,071        18,250        18,497        18,892       18,307
                       -------------------------------------------------------------------------------
TOTAL LIABILITIES
AND EQUITY                 46,401        45,023        44,748        44,723        44,858       46,123
                       ===============================================================================
                                0             0             0             0             0            0
AP Ratio                     27.2%         25.7%         25.7%         25.8%         27.9%        27.9%
Shares                     16,708        16,708        16,708        16,708        16,708       16,708
Book Value             $     1.03    $     1.08    $     1.09    $     1.11    $     1.13   $     1.10
                       ===============================================================================
Accounts Receivable          20.0%         16.0%         20.0%         20.0%         16.0%        20.0%
Months Supply Current
Sales                          11             7            11            11             9           15

CASH FLOW DATA.  Data assumes "Expected Case" income statement data.

LITTLE SWITZERLAND
STATEMENT OF CASH FLOW

Unit: Thousands of dollar                                EST           EST           EST            EST            EST
                                                      Jun-2002      Jul-2002      Aug-2002       Sep-2002      Oct-2002
                                     ----------------------------------------------------------------------------------
CASH FROM OPERATIONS
Net income                                (4,616)         (553)           94           (227)         (647)         (690)
            Depreciation                   1,859           152           145            157           163           154
            A/R                             (357)          346          (176)           (48)          262           108
            Inventory                     (1,165)       (1,434)        1,732            727           216          (562)
            Prepaid Exp                      (19)          114          (454)             1            33           183
            Accounts payable                (234)          229        (2,228)        (1,161)         (374)          408
            Other payable & accrued
             exp.                         (1,617)          (54)          306           (382)           97            97
            Deferred taxes                     0             0             0              0             0             0
            Loss/ (Gain) AssetSale           124             0             0              0             0             0
                                     ----------------------------------------------------------------------------------
Cash provided by Operations               (6,025)       (1,200)         (582)          (932)         (251)         (302)

CASH FROM INVESTMENT
            Capital expenditures          (1,054)          (25)         (134)          (223)         (425)         (175)
            Proceeds from sales of
             assets                         (248)            0             0              0             0             0
            Changes in other
             assets                         (126)            0             0              0             0             0
                                     ----------------------------------------------------------------------------------
Cash provided by Investing                (1,428)          (25)         (134)          (223)         (425)         (175)

CASH FLOWS BEFORE FINANCING               (7,453)       (1,225)         (716)        (1,155)         (676)         (477)

CASH FROM FINANCING
            Forbearance Debt                (139)            0             0              0             0             0
            Tiffany Credit Line                0             0             0              0             0             0
            Credit Line                    6,611           409           716          1,155           676           477
            Repurchase Preferred               0           300             0              0             0             0
            Issuance of equity               284             0             0              0             0             0
                                     ----------------------------------------------------------------------------------
CASH PROVIDED BY (USED FOR)
 FINANCING                                 6,756           709           716          1,155           676           477

CASH BALANCES
            Increase (Decrease)
            in Cash                         (697)         (516)            0             (0)            0             0
            Beginning Cash Balance         1,467           816           300            300           300           300
                                     ----------------------------------------------------------------------------------
ENDING BALANCES (TO B/S)                     770           300           300            300           300           300
                                     ==================================================================================

Unit: Thousands of dollar                EST           EST           EST           EST           EST           EST
                                       Nov-2002      Dec-2002      Jan-2003      Feb-2003      Mar-2003     Apr-2003
                                     ---------------------------------------------------------------------------------
CASH FROM OPERATIONS
Net income                                  (160)          118           836           179           247           395
            Depreciation                     150           132           122           128           129           129
            A/R                             (325)         (291)         (175)          181            45            38
            Inventory                       (670)         (591)        1,748            78          (208)         (313)
            Prepaid Exp                      (26)          (10)         (122)            0            58            82
            Accounts payable               1,575         1,790          (978)          (43)           88           825
            Other payable & accrued
             exp.                           (121)         (167)          681          (128)         (223)          (26)
            Deferred taxes                     0             0             0             0             0             0
            Loss/ (Gain) AssetSale             0             0             0             0             0             0
                                     ---------------------------------------------------------------------------------
Cash provided by Operations                  423           981         2,112           395           136         1,129

CASH FROM INVESTMENT
            Capital expenditures            (168)         (287)         (195)         (113)            0           (70)
            Proceeds from sales of
             assets                            0             0             0             0             0             0
            Changes in other
            assets                             0             0             0             0             0             0
                                     ---------------------------------------------------------------------------------
Cash provided by Investing                  (168)         (287)         (195)         (113)            0           (70)

CASH FLOWS BEFORE FINANCING                  255           694         1,917           282           136         1,059

CASH FROM FINANCING
            Forbearance Debt                   0             0             0             0             0             0
            Tiffany Credit Line                0             0             0             0             0             0
            Credit Line                     (255)         (694)       (1,917)         (282)         (136)       (1,059)
            Repurchase Preferred               0             0             0             0             0             0
            Issuance of equity                 0             0             0             0             0             0
                                     ---------------------------------------------------------------------------------
CASH PROVIDED BY (USED FOR)                 (255)         (694)       (1,917)         (282)         (136)       (1,059)
FINANCING

CASH BALANCES
            Increase (Decrease)
            in Cash                            0             0             0             0             0             0
            Beginning Cash Balance           300           300           300           300           300           300
                                     ---------------------------------------------------------------------------------
ENDING BALANCES (TO B/S)                     300           300           300           300           300           300
                                     =================================================================================

Unit: Thousands of dollar                EST
                                       May-2003
                                     -----------
CASH FROM OPERATIONS
Net income                                  (584)         (992)
            Depreciation                     140         1,705
            A/R                              290           254
            Inventory                     (1,509)         (787)
            Prepaid Exp                     (112)         (253)
            Accounts payable                 442           574
            Other payable & accrued
             exp.                            (75)            0
            Deferred taxes                     0             0
            Loss/ (Gain) AssetSale             0             0
                                     -----------
Cash provided by Operations               (1,409)          501
                                             501
CASH FROM INVESTMENT
            Capital expenditures             (75)       (1,890)
            Proceeds from sales of
             assets                            0             0
            Changes in other
            assets                             0             0
                                     -----------
Cash provided by Investing                   (75)       (1,890)

CASH FLOWS BEFORE FINANCING               (1,484)       (1,389)

CASH FROM FINANCING
            Forbearance Debt                   0             0
            Tiffany Credit Line                0             0
            Credit Line                    1,484           573
            Repurchase Preferred               0           300
            Issuance of equity                 0             0
                                     -----------
CASH PROVIDED BY (USED FOR)                1,484           873
FINANCING

CASH BALANCES
            Increase (Decrease)
            in Cash                            0          (516)
            Beginning Cash Balance           300           816
                                     -----------        ------
ENDING BALANCES (TO B/S)                     300           300
                                     ===========        ======